

April 11, 2012

<u>Via E-mail</u>
William Amelio
President and Chief Executive Officer
CHC Helicopter S.A.
4740 Agar Drive
Richmond, BC V7B 1A3, Canada

> **Re: CHC Helicopter S.A.**
> **Amendment No. 1 to the Registration Statement on Form S-4**
> **Filed March 28, 2012**
> **File No. 333-179072**

Dear Mr. Amelio:

     We have reviewed your response to our letter dated February 14, 2012 and have the following additional comments.

<u>General</u>

1. You state on pages 42, 85, and elsewhere that you have a pending proceeding with OFAC related to the re-exports of certain goods by one of your subsidiaries to Iran and Sudan. We note that in the Form 6-K, filed on September 14, 2007, your predecessor, CHC Helicopter Corporation, disclosed that it had shut down bases in Sudan, including demobilization of aircraft and crew repositioning. We note also in the section 3.08(d) of Exhibit 10.1 to your Form S-1 that you represented in a credit agreement dated October 4, 2010 that you had terminated all business activities, direct or indirect, with or in Cuba, Iran, Sudan, or Syria. As you know, the referenced countries are designated as state sponsors of terrorism by the United States Department of State, and are subject to U.S. economic sanctions and export controls. Please tell us when you ceased your business activities, direct or indirect, with or in each of the referenced countries. We may have further comment.

<u>Summary Historical Consolidated Financial Data, page 16</u>

2. The table on page 18 presents "total segment EBITDAR" and "total segment EBITDA" that represent consolidated measures. Please note that presentation of these measures on a consolidated basis in any context other than the reconciliation required by Accounting Standards Codification 280-10-50-30.b in regard to presentation of segments in the notes to the financial statements is presentation of a non-GAAP financial measure. Refer to question and answer 104.04 of the staff's "Compliance and Disclosure Interpretations on Non-GAAP Financial Measures updated July 8, 2011," which is found on our website at

>   http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm for further guidance.
>   Such a measure is permissible in a filing with the Commission only to the extent it
>   complies with Item 10(e)(1) of Regulation S-K in all respects. Your current presentation
>   concerning consolidated "EBITDA" and consolidated "EBITDAR" does not appear to be
>   in such compliance. Please revise your presentation accordingly. Alternatively,
>   discontinue presentation of these consolidated measures.

Management's Discussion and Analysis, page 51

Results of Operations, page 54

3. We note disclosure that your contracts generally require fuel be provided by the customer
   or be charged directly to the customer based on actual fuel costs. As a result, you state
   you have no significant exposure to changes in fuel prices. For example, you state that
   for the year ended April 30, 2011 substantially all of your fuel costs were passed through
   to your clients. We believe it would be meaningful to disclose the amount of fuel cost
   included in your direct costs and the associated amount of revenue received by passing
   through fuel costs to clients. We believe that doing so will enable investors to better
   understand your direct costs and the relative contribution to your revenue and changes
   therein associated with passed through fuel costs. Additionally, you cite fuel costs as a
   factor for variances in direct costs, so in this regard we believe it would be meaningful to
   disclose the amount of fuel costs that contributed to the variances.

4. Refer to prior comment 15. Please disclose in greater detail the factors that contributed to
   the material changes in the EBITDAR margin percentage for each segment for each
   period comparison presented. In your revised disclosure, explain and quantify the direct
   costs that materially impacted EBITDAR and the relative impact on the EBITDAR
   margin percentage. Additionally, discuss whether changes in the EBITDAR margin
   percentage evidences a trend which you expect to continue.

Nine Months Ended January 31 Compared to …, page 54

Consolidated Results of Operations, page 55

Income Tax Recovery (Expense), page 57

5. You disclose that the reduction in interest expense in Luxembourg reduced the amount of
   non-deductible interest and the overall tax losses in this jurisdiction. It would appear that
   a reduction in non-deductible interest would permit additional deductible interest that
   would contribute to an increase in tax losses. Please clarify.

Year Ended April 30, 2011 Compared to Year Ended April 30, 2010, page 59

Consolidated Results of Operations, page 59

Income Tax Recovery (Expense), page 62

6. You disclose that the decrease in non-deductible items has reduced income tax expense by $30.1 million in fiscal 2011 compared to fiscal 2010 due primarily to an increase in the proportion of interest recorded in Norway that was considered non-deductible in fiscal 2011. It would appear that an increase in the proportion of interest that was considered non-deductible would cause an increase in the total amount of non-deductible items. Please clarify.

7. You disclose that the increase in the valuation allowance of $19.2 million in fiscal 2011 compared to fiscal 2010 results primarily from the higher level of losses made in fiscal 2010 and in particular further valuation allowances which were taken against losses in Luxembourg. If the increase in the valuation allowance is for losses in 2010, please explain to us why the valuation allowance was not recorded in 2010.

Financial Condition and Sources of Liquidity, page 68

Analysis of Historical Cash Flows, page 68

8. Refer to prior comment 18. The factors cited as cause of the $21.7 million increase in cash used in operating activities between the nine months ended January 31, 2012 and 2011 aggregate to $53.6 million. This means operating cash flows of $31.9 million were provided by other operating items that have not been explained. Please revise your disclosure to discuss the significant factors that used or provided cash flows in substantial explanation of the net change in cash used in operations between the two periods.

9. In addition, please explain in greater detail how the increase in accounts receivable offset in part by increases in accounts payable resulted in negative cash flow from operating activities for the nine months ended January 31, 2012 and the year ended April 30, 2011 relative to the respective comparable prior year periods. We understand that accounts receivable may have increased due to increased sales volume, but this does not explain why it results in negative operating cash flow. Increased sales volume suggests that operating cash would have increased as well from collections of the associated accounts receivable. In regard to accounts payable, it is the actual payment of such that affects cash, for which the amount of and timing could be a factor. In regard to the cash flow of operating activities between the years ended April 30, 2011 and 2010, no explanation is provided for the increase in accounts receivable greater than 30 days and the increase in accounts payable due to timing of payments to suppliers, and how the effect of these two factors changed operating cash.

10. Refer to prior comment 20. It appears that your revised disclosure addresses the reason for changes in operating cash flows between comparable periods. However, it is not clear why your operating cash flows are negative for the current year interim period. It also does not appear that you addressed the declining trend in operating cash flow in fiscal 2011 and the current year interim period. Please expand your disclosure to discuss the reason for the negative operating cash flow in the interim period presented in the filing, your expectations about the continuation of the declining/negative operating cash flow, and the measures you have undertaken or need to undertake to generate positive operating cash flow in the foreseeable future. In this regard, expound upon the extent to which improvements in operational results and focus on reducing the cash used in operations through the transformation program referred to on page 68 mitigated declining and negative cash flow.

Future Cash Requirements, Page 71

Contractual Obligations and Off-Balance Sheet Arrangements, page 71

11. In view of the significance of interest expense on your results and operating cash flows, please include interest associated with your outstanding debt in the table of contractual obligations table. Where interest rates are variable, determine the appropriate methodology to estimate the interest payments, with disclosure of the methodology used in your estimate.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, F-10

Note 2: Significant accounting policies, page F-10

 (m) Leases, page F-15

(iii) Embedded equity in lease contracts, page F-16

12. Refer to prior comment 30. Please further revise to disclose the disposition of embedded equity in the event an aircraft is not purchased.

Note 27: Segment information, page 54

13. It appears that "aircraft lease and associated costs" are direct costs of the helicopter services segment that should be attributed to it for segment presentation purposes. Please revise your presentation accordingly, and conform "Summary Historical Consolidated Financial Data" and "Management's Discussion and Analysis" to your revised segment presentation. Alternatively, explain to us why these costs are excluded from this segment and how your current presentation is meaningful to investors in understanding the performance of the helicopter services segment. In addition, tell us all of the measures of

profit and loss for each segment that are provided to the chief operating decision maker, accompanied by copies of the reports provided to the CODM containing such measures.

Exhibit 5.3

14. We note your response to prior comment 41. It appears that revised assumptions 3.5 and 3.6 assume in part legal findings necessary to the conclusion that the Companies have the corporate power and authority to execute the Transaction Documents. Please have counsel revise accordingly or tell us why these assumptions are necessary and appropriate. Refer to section II.B.3.a of Staff Legal Bulletin No. 19 (CF), available on our website.

Exhibit 5.7

15. We note your response to prior comment 40 and reissue with respect to Exhibit 5.7. Counsel may limit the scope of its opinion to Norwegian law. However, it is inappropriate for counsel to condition reliance by stating that "any disputes arising out of or in connection with this opinion shall be referred to the exclusive jurisdiction of the Norwegian courts." Please have counsel revise accordingly.

Exhibit 5.11

16. We note your response to prior comment 38 and reissue in part as to assumption 3 in Exhibit 5.11. It is not appropriate for counsel to assume "that no further resolutions have passed or corporate or other action taken which would or might alter the effectiveness thereof." Please have counsel revise its opinion accordingly. Refer to section II.B.3.a of Staff Legal Bulletin No. 19 (CF), available on our website.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Louis Lehot, Esq.
        Sheppard Mullin